AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 6, 2004

                              REGISTRATION NO. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                              TASKER CAPITAL CORP.

             (Exact Name of Registrant as Specified in Its Charter)

              NEVADA                                            88-0426048
  (State or Other Jurisdiction of                            (I.R.S. Employer
  Incorporation or Organization)                           Identification No.)

                             ----------------------

                               100 MILL PLAIN RD.
                                DANBURY, CT 06811
                                 (203) 546-3555
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

                          ROBERT P. APPLEBY, PRESIDENT
                               100 MILL PLAIN RD.
                                DANBURY, CT 06811
                                 (203) 546-3555

            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                 WITH COPIES TO:
                             DARRIN M. OCASIO, ESQ.
                       SICHENZIA ROSS FRIEDMAN FERENCE LLP
                             1065 AVENUE OF AMERICAS
                            NEW YORK, NEW YORK 10018
                                 (212) 930-9700

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

FROM TIME TO TIME, AT THE DISCRETION OF THE SELLING SHAREHOLDERS AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |X| 333-115514

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                                       CALCULATION OF REGISTRATION FEE
====================================================================================================================
                                                            PROPOSED            PROPOSED
 TITLE OF EACH CLASS OF SECURITIES TO    AMOUNT TO BE   MAXIMUM OFFERING   MAXIMUM AGGREGATE        AMOUNT OF
             BE REGISTERED               REGISTERED(1)   PRICE PER UNIT(2)   OFFERING PRICE(1)    REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value            1,420,215(3)         $ 2.70          $3,834,580.50          $485.84
--------------------------------------------------------------------------------------------------------------------
TOTAL                                    1,420,215                                                   $485.84
====================================================================================================================

(1) Includes shares of our common stock, par value $0.01 per share, which may be offered pursuant to this registration statement, which shares are issuable upon conversion of convertible debentures and the exercise of warrants by the selling stockholder. We are also registering such additional shares of common stock as may be issued as a result of the anti-dilution provisions contained in such securities. The number of shares of common stock registered hereunder represents a good faith estimate by us of the number of shares of common stock issuable upon conversion of the debentures and upon exercise of the warrants. Should the conversion ratio result in our having insufficient shares, we will not rely upon Rule 416, but will file a new registration statement to cover the resale of such additional shares should that become necessary.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and Rule 457(g) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-The-Counter Bulletin Board on December 6, 2004.

(3) Includes shares of common stock underlying convertible debentures and warrants.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                EXPLANATORY NOTE

      This Registration Statement is being filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended. The contents of the Registration Statement on Form S-2 (File No. 333-115514) filed by Tasker Capital Corp. with the Securities and Exchange Commission (the "Commission") on May 14, 2004, including the exhibits thereto, which was declared effective by the Commission on June 16, 2004, is incorporated herein by reference.

SELLING STOCKHOLDERS

      The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants. Assuming all the shares registered below are sold by the selling stockholders, none of the selling stockholders will continue to own any shares of our common stock.

      The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

                                       SHARES OWNED                                SHARES OWNED
                                   PRIOR TO THE OFFERING                         AFTER THE OFFERING
                                 ------------------------                        ------------------
                                                                   TOTAL
                                                                  SHARES
NAME                                NUMBER        PERCENT         REGISTERED      NUMBER   PERCENT
--------------------             ------------     -------         ----------      ------   -------
Robert B. Prag                   3,600,000(1)      7.5%*           242,500          0         0
Mark Nicosia                     3,200,000(1)      6.66%*          215,600          0         0
Scott H. Cummings                3,000,000(1)      6.25%*          202,125          0         0
Paul T. Mannion                  3,000,000(1)      6.25%*          202,125          0         0
Tsunami Trading Corp.            2,400,000(1)      5.00%           161,700          0         0
London Family Trust              2,000,000(1)      4.16%           134,750          0         0
George W. King                   1,600,000(1)      3.33%           107,800          0         0
Eos Funds Limited                1,200,000(1)      2.50%            80,850          0         0
Brian Barton                     1,200,000(1)      2.50%            67,375          0         0
Bryan T. Smith                      80,000(1)      **                5,390          0         0

      * The holder shall not be entitled to convert any amount which would result in the holder being the beneficial owner of more than 4.99% of the Company's common stock, unless 61 days' prior notice is given to the Company.

      ** Less than 1%

      The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares which the selling stockholders has the right to acquire within 60 days.

(1) Represents shares previously registered on Registration Statement on Form S-2 (File No. 333-115514) filed by Tasker Capital Corp. with the Securities and Exchange Commission (the "Commission") on May 14, 2004, including the exhibits thereto, which was declared effective by the Commission on June 16, 2004, is incorporated herein by reference. .

ITEM 16. EXHIBITS.

The exhibits filed as part of this Registration Statement are as follows:

EXHIBIT
NUMBER      DESCRIPTION
--------------------------------------------------------------------------------

      5.1   Opinion of Counsel

      23    Consent of Accountants

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Tasker Capital Corp., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Danbury, State of Connecticut on the 6th day of December 2004.

                              TASKER CAPITAL CORP.

                                       Name: /s/ Robert P. Appleby
                                             -----------------------------------
                                             Title: President, Chief Executive
                                             Officer and Acting Chief Financial
                                             Officer

                                POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Robert P. Appleby his or her true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-2 has been signed below by the following persons in the capacities and on the dates indicated:

         SIGNATURE                        TITLE                    DATE
----------------------------  -----------------------------  -------------------

By: /s/ Robert P. Appleby         President, Chief
   -----------------------     Executive Officer, Acting       December 6, 2004
    Robert P. Appleby           Chief Financial Officer
                                     and Director

By: /s/ Gordon Davis
   -----------------------
    Gordon Davis                        Director              December 6, 2004

By: /s/ James Burns
   -----------------------
    James Burns                         Director              December 6, 2004